

July 20, 2011

Via Facsimile
Mr. Michael Allan English
Principal Executive Officer
Numbeer, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Numbeer, Inc.**
> **Form 10-K for the year ended May 31, 2010**
> **Filed September 1, 2010**
> **Form 10-Q/A for the period ended November 30, 2010**
> **Filed July 13, 2011**
> **File No. 333-153172**

Dear Mr. English:

We have reviewed your response filed July 13, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No.2 to Form 10-Q for the quarterly period ended November 30, 2010

Report of Independent Registered Public Accounting Firm, page 4

1.   We see that the accountant's review report on page 4 refers to the period as of and for the three and six month periods ended November 30, 2011 rather than November 30, 2010. Additionally, we note that the review report does not include a title consistent with paragraph 37(a) of AU Section 722, which requires that the report consists of a title that includes the word *independent*. Further, we note that the review report is not signed in a manner consistent with the guidance provided in Item 302 of Regulation S-T. Please amend your Form 10-Q for the period ended November 30, 2010 to include a review report from your independent public accountant that corrects each of the items noted above.

2.   We note that your accountant's review report only covers the financial statements as of and for the three and six month periods ended November 30, *2010*. In light of the fact that Rule 8-03 of Regulation S-X states that the interim financial statements should include a balance sheet as of the end of the most recent fiscal quarter, a balance sheet as of the end of the preceding fiscal year, the income statements and statements of cash flows for the interim period up to the date of the most recent balance sheet and the comparable periods of the preceding fiscal year, please tell us whether your independent public accountant also reviewed the financial statements of the comparable interim periods of the preceding fiscal year and the cumulative inception-to-date information included in this Form 10-Q. Also, tell us why your independent public accountant did not refer to these periods in its review report.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.
        .

                                                Sincerely,

                                                /s/ Jeffrey Jaramillo

                                                Jeffrey Jaramillo
                                                Branch Chief